

September 27, 2018

Ronald Fior
Chief Financial Officer
Quotient Technology Inc.
400 Logue Avenue
Mountain View, CA 94043

> **Re: Quotient Technology Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 16, 2018**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2018**
> **Filed August 3, 2018**
> **File No. 001-36331**

Dear Mr. Fior:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended June 30, 2018

Notes to Condensed Consolidated Financial Statements
2. Summary of Significant Accounting Pollicies
Revenue Recognition, page 8

1.   We note a reference to setup fees on page 46 of your Form 10-K for the year ended December 31, 2017. It is unclear if these are the same as coupon activation fees described on page 9. Please help us better understand the nature of services associated with setup fees, including whether they are recurring or one-time. If material, please revise your future filings to describe the timing of revenue recognition associated with these fees. Please refer to ASC 606-10-50-18 and 50-19.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Kathryn Jacobson, Staff Accountant, at (202) 551-3365 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Advisor at (202) 551-3778 or Celeste Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications